                                                                Exhibit 19.1

To Our Stockholders, Customers, and Employees

     For the second quarter of 2003, net income was $9.0 million, or 24 cents per diluted share, compared with $18.5 million, or 50 cents per diluted share, for the same quarter last year. Net sales for the second quarter of 2003, were $248.2 million compared with $260.5 million for the same quarter 2002. We shipped 175.5 million pounds of product versus the
186.6 million pounds in the second quarter of 2002.

     The decline in earnings was principally due to disappointing results in our copper tube business. Copper tube margins have remained low for the past year, but lately, we have seen signs that margins have bottomed out, and are cautiously optimistic that an improvement in copper tube margins may occur sooner rather than later.

     Compared with the first quarter of 2003, the second quarter showed improvement. Earnings per diluted share more than doubled from the 11 cents earned in the first quarter of 2003. Moreover, gross profit improved by 12 percent in the second quarter of 2003.

     Our financial position is excellent. Mueller ended the quarter with $207.4 million in cash on hand and total debt of only $16.1 million.

     The business outlook remains good. Housing fundamentals are positive. Low mortgage rates continue to stimulate new home construction and purchasing. Also, building permits, an excellent indicator of future housing activity, remain at a high level. Household growth, the primary driver of housing demand, projected at 12 million for the decade, combined with demand for replacements and second homes, could result in another strong decade of demand for our products. A rebound in the commercial construction sector could result in an additional upswing in demand.

     We are pleased to report that Michael O. Fifer joined our company in June as Executive Vice President. Mike has significant experience in our industry and was educated at Harvard Business School and the U.S. Naval Academy.

     Our Annual Stockholders' Meeting was held at Mueller's headquarters in Memphis, Tennessee on May 1, 2003. The stockholders elected Messrs. Fulvio, Gladstein, Hermanson, Hodes, Karp, and O'Hagan as directors, and approved the appointment of Ernst & Young LLP as our independent auditors.

Sincerely,

/s/Harvey L. Karp
Harvey L. Karp
Chairman of the Board

/s/William D. O'Hagan
William D. O'Hagan
President and Chief Executive Officer

July 15, 2003

                          MUELLER INDUSTRIES, INC.
                 CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                    (In thousands, except per share data)
                                               For the Quarter Ended
                                          June 28, 2003           June 29, 2002
                                                       (Unaudited)
Net sales                                $   248,221             $   260,507
Cost of goods sold                           203,461                 201,351
Depreciation and amortization                  9,722                   9,163
Selling, general, and
   administrative expense                     23,575                  22,374
                                          ----------              ----------

Operating income                              11,463                  27,619
Nonoperating income (expense), net             1,633                     841
                                          ----------              ----------

Income from continuing operations
   before income taxes                        13,096                  28,460
Income tax expense                            (4,117)                 (9,744)
                                          ----------              ----------

Income from continuing operations              8,979                  18,716
   Loss from discontinued operations,
      net of tax                                   -                    (251)
                                          ----------              ----------

Net income                               $     8,979             $    18,465
                                          ==========              ==========

Basic earnings per share:
   Weighted average shares outstanding        34,263                  33,940
                                          ==========              ==========

    From continuing operations           $      0.26             $      0.55
    From discontinued operations                   -                   (0.01)
                                          ----------              ----------

Basic earnings per share                 $      0.26             $      0.54
                                          ==========              ==========

Diluted earnings per share:
   Weighted average shares outstanding
   plus assumed conversions                   36,803                  37,198
                                          ==========              ==========

    From continuing operations           $      0.24             $      0.50
    From discontinued operations                   -                       -
                                          ----------              ----------

Diluted earnings per share               $      0.24             $      0.50
                                          ==========              ==========

                          MUELLER INDUSTRIES, INC.
                 CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                    (In thousands, except per share data)
                                             For the Six Months Ended
                                          June 28, 2003           June 29, 2002
                                                       (Unaudited)
Net sales                                $   480,243             $   509,560
Cost of goods sold                           395,376                 393,157
Depreciation and amortization                 19,462                  18,239
Selling, general, and
   administrative expense                     46,871                  44,355
                                          ----------              ----------

Operating income                              18,534                  53,809
Nonoperating income (expense), net             1,672                   1,799
                                          ----------              ----------

Income from continuing operations
   before income taxes                        20,206                  55,608
Income tax expense                            (6,767)                (19,027)
                                          ----------              ----------

Income from continuing operations             13,439                  36,581
   Loss from discontinued operations,
      net of tax                                (539)                   (180)
                                          ----------              ----------

Net income                               $    12,900             $    36,401
                                          ==========              ==========

Basic earnings per share:
   Weighted average shares outstanding        34,260                  33,724
                                          ==========              ==========

    From continuing operations           $      0.40             $      1.09
    From discontinued operations               (0.02)                  (0.01)
                                          ----------              ----------

Basic earnings per share                 $      0.38             $      1.08
                                          ==========              ==========

Diluted earnings per share:
   Weighted average shares outstanding
   plus assumed conversions                   36,787                  37,267
                                          ==========              ==========

    From continuing operations           $      0.36             $      0.98
    From discontinued operations               (0.01)                      -
                                          ----------              ----------

Diluted earnings per share               $      0.35             $      0.98
                                          ==========              ==========

                          MUELLER INDUSTRIES, INC.
                    CONDENSED CONSOLIDATED BALANCE SHEETS
                               (In thousands)
                                         June 28, 2003       December 28, 2002
                                                     (Unaudited)
Assets

Cash and cash equivalents                $   207,354             $   217,601
Accounts receivable, net                     160,105                 132,427
Inventories                                  139,586                 142,953
Other current assets                           6,759                   7,366
                                          ----------              ----------

     Total current assets                    513,804                 500,347

Property, plant, and equipment, net          350,970                 352,469
Other assets                                 141,189                 135,131
                                          ----------              ----------
                                         $ 1,005,963             $   987,947
                                          ==========              ==========

Liabilities and Stockholders' Equity

Current portion of long-term debt        $     3,711             $     4,161
Accounts payable                              37,717                  41,004
Other current liabilities                     61,606                  61,186
                                          ----------              ----------

     Total current liabilities               103,034                 106,351

Long-term debt                                12,410                  14,005
Other noncurrent liabilities                 118,584                 113,647
                                          ----------              ----------

     Total liabilities                       234,028                 234,003

Minority interest in subsidiaries                248                     421

Stockholders' equity                         771,687                 753,523
                                          ----------              ----------

                                         $ 1,005,963             $   987,947
                                          ==========              ==========



     Statements in this release that are not strictly historical may be "forward-looking" statements, which involve risks and uncertainties. These include economic and currency conditions, market demand, pricing, and competitive and technological factors, among others, as set forth in the Company's SEC filings.